September 20, 2011

Ms. Jennifer Thompson, Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE, MS 3561

Washington, DC 20549

RE:	Publix Super Markets, Inc.

Form 10-K

Filed February 28, 2011

File No. 000-00981

Dear Ms. Thompson:

This letter is in response to your letter dated September 16, 2011, received on September 19, 2011. We contacted you regarding an extension of the deadline for our response. As agreed, we will respond to your comments, in a letter filed through EDGAR, by October 17, 2011. We are requesting the additional time to respond because all of our associates involved in the financial reporting and disclosure process are also involved in our third quarter financial statement closing process.

Sincerely,

/s/ John A. Attaway
John A. Attaway
Senior Vice President, General Counsel & Secretary